UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

Walker & Dunlop, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

93148P102
(CUSIP Number)

Louise Guarneri
Credit Suisse AG
Eleven Madison Avenue, New York, NY 10010
(212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. 93148P102	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Credit Suisse AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 4,776,568 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,776,568 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,776,568 (See Items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (See Item 5)
14	TYPE OF REPORTING PERSON BK

Page 2 of 13 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (“Shares”), of Walker & Dunlop, Inc. (the “Company”), a Maryland corporation.   The principal executive offices of the Company are located at 7501 Wisconsin Avenue, Suite 1200E, Bethesda, Maryland 20814.  The Reporting Person (as defined below) previously filed a Schedule 13G on February 15, 2011, and an amendment to Schedule 13G on February 8, 2012, with respect to Shares of the Company pursuant to Rule 13d-1(d) of the Act, and is filing this Statement in connection with the Voting Agreement and the consummation of the Transaction described in Item 4 below.

Item 2.	Identity and Background

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse AG (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”), the Alternative Investments business (the “AI Business”) within the Asset Management division (the “Asset Management division”) and the U.S. private client services business (the “U.S. PCS Business”) within the Private Banking division (the “Private Banking division”) (the “Reporting Person”).  The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, NY 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation.  The address of the principal business and office of CS Hldgs USA Inc is Eleven Madison Avenue, New York, NY 10010.  The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc is Credit Suisse Group AG (“CSG”), a corporation formed under the laws of Switzerland.

Column Guaranteed LLC (“Column”), a Delaware limited liability company, is an indirect, wholly owned subsidiary of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company.  The address of the principal business and office of each of CS USA Inc and Column is Eleven Madison Avenue, New York, New York, 10010.

CS Hldgs USA Inc owns all of the voting stock of CS USA Inc.  CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies.  The address of the principal business and office of CS Sec USA LLC is Eleven Madison Avenue, New York, NY 10010.

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products.  The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division.  The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide.  The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments.  The Private Banking division offers global private banking and corporate and retail banking services in Switzerland.

Page 3 of 13 Pages

The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.  CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person.  CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the “Traditional AM Business”) and the Private Banking division (other than the U.S. PCS Business) (the “Non-U.S. PB Business”)) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement.  CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person.  The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, and Column are set forth on Schedules A-1 through A-5 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, Column nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-5 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On September 17, 2008, CS Sec USA LLC announced that it had reached a settlement with the Attorney General of the State of New York and the North American Securities Administrators Association Task Force regarding Auction Rate Securities (“ARS”).  While neither admitting nor denying allegations of wrongdoing, CS Sec USA LLC agreed to repurchase at par ARS held by eligible individual investors, charities and certain businesses and pay a $15 million penalty.  CS Sec USA LLC estimates the cost of the buy back will be approximately $550 million. Additionally, under the terms of the settlement, CS Sec USA LLC also consented to special Financial Industry Regulatory Authority ARS arbitration to resolve potential claims of consequential damages and agreed to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for institutional investors. ARS where the auctions are clearing or there is a scheduled redemption are not covered by the settlement.  Other Wall Street firms were subject to similar requirements.

On February 12, 2009, in connection with one such arbitration between STMicroelectronics N.V. (“STM”) as claimant and CS Sec USA LLC as respondent, FINRA ordered CS Sec USA LLC to pay an arbitration award of approximately $406 million. FINRA also ordered STM to transfer to CS Sec USA LLC ownership of its portfolio with CS Sec USA LLC upon receipt of the arbitration award.

On December 16, 2009, the Bank announced that it had reached a settlement with the New York County District Attorney’s Office, the United States Department of Justice, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York and the Office of Foreign Assets Control (“OFAC”) of their investigation into U.S. dollar payments made during the period from 2002 to 2007 involving parties that are subject to U.S. economic sanctions.  As part of the settlement, the Bank entered into deferred prosecution agreements and an agreement with OFAC to pay $536 million.

Page 4 of 13 Pages

Item 3.	Source and Amounts of Funds or Other Consideration

The Reporting Person has not paid any consideration to the Company in connection with the execution and delivery of the Voting Agreement (as defined below).

Item 4.	Purpose of Transaction

Following the Company’s initial public offering (the “Company IPO”), Column beneficially owned approximately 24% of the outstanding Shares of the Company.  In connection with the Company IPO, Column entered into a Registration Rights Agreement, dated as of December 20, 2010, by and among the Company and the holders listed on Schedule I thereto (the “Registration Rights Agreement”), as amended by the terms of the letter agreement, dated June 7, 2012, by and among Column, the Company, CW Financial Services LLC (“CW Financial”) and the other signatories thereto (the “Letter Agreement”), and a Stockholders Agreement, dated December 20, 2010, by and among the Company and the other signatories thereto (the “Stockholders Agreement”).

Pursuant to the terms of the Registration Rights Agreement, Column has, in certain circumstances, (i) demand registration rights to have its Shares registered for resale and (ii) the right to have its Shares registered on a pro rata basis if certain other persons with registration rights register their Shares.

Pursuant to the terms of the Stockholders Agreement, the Company agreed to nominate one Column designee for election as director at the 2011 annual meeting of shareholders, and William Walker and Mallory Walker agreed to vote the Shares owned by them for the Column designee.  In addition, Column has tag-along rights with respect to any sale of more than 10% of the total outstanding Shares of the Company by William Walker and/or Mallory Walker.

On September 4, 2012, the Company consummated a previously announced transaction (the “Transaction”) pursuant to which CW Financial acquired 11,647,255 Shares.  In connection with the Transaction, the Company, Column, CW Financial and Walker & Dunlop, LLC had previously entered into a voting agreement (the “Voting Agreement”), dated June 7, 2012.  Pursuant to the Voting Agreement, to the extent Column owns, directly or indirectly, at least 10% of the then outstanding Shares of the Company, at the annual meeting of shareholders of the Company for the 2013 and 2014 calendar years, or at any special meeting of shareholders of the Company held prior to the Company’s 2014 annual meeting of shareholders at which directors of the Company are to be elected, or at any taking of action by written consent of shareholders of the Company prior to the Company’s 2014 annual meeting of shareholders with respect to which directors of the Company are to be elected, Column has the right (but not the obligation) to designate one nominee for election to the Board of Directors of the Company (such nominee, the “Column Nominee”).  At each such election of directors of the Company, CW Financial and its affiliates agreed to vote all Shares then held by CW Financial and its affiliates in favor of electing the Column Nominee to the Board of Directors of the Company, and Column agreed to vote all of the Shares then held by Column in favor of electing the nominees of CW Financial or its affiliates to the Board of Directors of the Company.

Column acquired the 4,776,568 Shares disclosed in Item 5(a) in partial consideration for the sale of certain assets to the Company prior to the Company IPO.  Column entered into the Voting Agreement to support the Transaction and to participate in the overall direction of the Company.  The Reporting Person will review from time to time the Company’s business affairs and financial position, as well as general economic and industry conditions existing at the time.  Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternative courses of action.  Such actions may include the acquisition or disposition of Shares or other securities through open market transactions, privately negotiated transactions, a tender offer, an exchange offer or otherwise.

Page 5 of 13 Pages

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Edmund F. Taylor, a Managing Director of CS Sec USA LLC, currently serves as a member of the Company’s board of directors.

The foregoing descriptions of the Registration Rights Agreement, the Stockholders Agreement, the Letter Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Registration Rights Agreement filed hereto as Exhibit 1, the Stockholders Agreement filed hereto as Exhibit 2, the Letter Agreement filed hereto as Exhibit 3, and the Voting Agreement filed hereto as Exhibit 4, each of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)
As of September 14, 2012, the Reporting Person may be deemed to beneficially own 4,776,568 Shares.  Accordingly, the Reporting Person may be deemed to beneficially own approximately 13.8% of the outstanding Shares of the Company based upon 34,494,296 Shares as reported by the Company in its Form 10-Q for the quarterly period ended June 30, 2012 and in its Proxy Statement on Schedule 14A filed on July 26, 2012.

As a result of the Voting Agreement and the consummation of the Transaction described in Item 4 above, the Reporting Person may be deemed to have acquired beneficial ownership of the 11,647,255 Shares acquired by CW Financial.  The Reporting Person hereby disclaims beneficial ownership of any of the Shares beneficially owned by CW Financial or any of its affiliates, including, without limitation, the 11,647,255 Shares described above.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, Column nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-5 attached hereto, beneficially owns any additional Shares.

(b)
With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares beneficially owned by the Reporting Person referenced in the first paragraph of Item 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC and Column.

(c)	Except as otherwise described herein, the Reporting Person has effected no transactions in the Shares during the 60-day period prior to September 14, 2012.

On July 18, 2012, Column sold 272,750 Shares pursuant to a sales plan, a form of which is attached as Exhibit 5 hereto (the “Plan”) and incorporated by reference herein, which is intended to comply with Rule 10b5-1(c) under the Act and was previously entered into on March 15, 2012 between Column and Keefe, Bruyette & Woods, Inc. (the “Broker”).  The Plan authorizes the Broker to sell on behalf of Column, during the period between March 15, 2012 and December 31, 2012, up to 886,539 Shares on the open market at prevailing market prices and subject to certain price conditions.  The 272,750 Shares were sold in multiple open market transactions and prices ranged from $12.50 to $12.84 per Share.  With respect to the sale of Shares by Column pursuant to the Plan, the Reporting Person undertakes to provide the staff of the SEC, the Company, or a stockholder of the Company, upon request, the number of Shares sold by the Reporting Person at each separate price within the ranges reported above.

Page 6 of 13 Pages

(d)
No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC or Column.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 relating to the Registration Rights Agreement, the Stockholders Agreement, the Letter Agreement and the Voting Agreement is hereby incorporated by reference into this Item 6.

The disclosure set forth under Item 5(c) relating to the Plan is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:  Form of Registration Rights Agreement, by and among Walker & Dunlop, Inc., and the holders listed on Schedule I thereto (incorporated by reference to Exhibit 4.2 to the Form S-1 filed by Walker & Dunlop, Inc. on August 4, 2010).

Exhibit 2: Form of Stockholders Agreement, by and among Walker & Dunlop, Inc., Column Guaranteed LLC, William M. Walker and Mallory Walker (incorporated by reference to Exhibit 4.3 to the Form S-1 filed by Walker & Dunlop, Inc. on August 4, 2010).

Exhibit 3: Letter Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Column Guaranteed LLC, Mallory Walker, William M. Walker, Richard Warner, Deborah Wilson, Howard W. Smith III and CW Financial Services LLC (incorporated by reference to Exhibit 5 to the Schedule 13D filed by Fortress Investment Group LLC on June 19, 2012).

Exhibit 4: Voting Agreement, dated June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, Column Guaranteed LLC and CW Financial Services LLC (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Fortress Investment Group LLC on June 19, 2012).

Exhibit 5: Form of Sales Plan for Column Guaranteed LLC, dated as of March 15, 2012, between Column Guaranteed LLC and Keefe, Bruyette & Woods, Inc.

Page 7 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 14, 2012

CREDIT SUISSE AG

By: /s/ Louise Guarneri
Name:   Louise Guarneri
Title:   Managing Director

Page 8 of 13 Pages

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
James Amine	Eleven Madison Avenue New York, NY 10010 USA	Head of the Global Investment Banking Department including the Global Markets Solution Group	United States
Gary Bullock	One Cabot Square London, Great Britain	Head of Global Operations	Great Britain
Gael de Boissard	One Cabot Square London, Great Britain	Co-Head of Global Securities and Chair of Fixed Income Operating Committee	France
Jennifer B. Frost	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Human Resources for the Investment Banking division	United States
Stephen Haratunian	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management Group for the Investment Banking division	United States
Robert Jain	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Securities within the Investment Banking division	United States
Bruce W. Ling	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer for the Investment Banking division	United States
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Securities	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel for the Americas and Asset Management division and co-General Counsel for the Investment Banking division	United States
Lara J. Warner	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer for the Investment Banking division	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the Investment Bank of Credit Suisse	United States

Page 9 of 13 Pages

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Controller and Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer, Board Member and Managing Director	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer, Board Member and Managing Director	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Board Member and Managing Director	United States

Page 10 of 13 Pages

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Controller and Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer, Board Member and Managing Director	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer, Board Member and Managing Director	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Board Member and Managing Director	United States

Page 11 of 13 Pages

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Controller and Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer, Board Member and Managing Director	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer, Board Member and Managing Director	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Board Member and Managing Director	United States

Page 12 of 13 Pages

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF COLUMN GUARANTEED LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Column Guaranteed LLC. The business address of Column Guaranteed LLC is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Patrick A. Remmert, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Board Member	United States
Edmund F. Taylor	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States
Elizabeth A. Verri	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President and Board Member	United States

Page 13 of 13 Pages